FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of May, 2004
Commission File Number: 000-33143

CLAXSON INTERACTIVE GROUP INC.

(Translation of Registrant’s Name into English)

Avenida Melian 2752, C1430EYH, Buenos Aires, Argentina

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒    Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐    No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

CLAXSON INTERACTIVE GROUP INC.
Form 6-K

TABLE OF CONTENTS

Item		Page
Item 1.	Press Release Announcing Claxson Interactive Group Inc.’s Fiscal 2004 First Quarter Financial Results	3
Item 2.	Exhibits	10

Signatures		11

Item 1. Press Release Announcing Claxson Interactive Group Inc.’s Fiscal 2004 First Quarter Financial Results

FOR IMMEDIATE RELEASE

CLAXSON REPORTS 2004 FIRST QUARTER FINANCIAL RESULTS

Buenos Aires, May 19, 2004 – Claxson Interactive Group Inc. (XSON.OB; “Claxson” or the “Company”), today announced financial results for the three-month period ended March 31, 2004.

Financial Highlights

Net revenues for the first quarter of 2004 were $20.3 million, a 10% increase from net revenues of $18.5 million for the first quarter of 2003, reflecting the improved performance of the Broadcasting Division and of the Argentine pay TV advertising market. Operating expenses for the three months ended March 31, 2004 were $20.6 million, an 11% increase from the $18.6 million in the first quarter of 2003. Operating results for the three-month period ended March 31, 2004 represented a loss of $0.3 million, compared to a loss of $0.2 million for the three month period ended March 31, 2003. Foreign exchange gain for the three-month period ended March 31, 2004 was $0.8 million compared to a $7.3 million gain in the same period of 2003. Net income for the three months ended March 31, 2004 was $0.2 million ($0.01 per common share), compared to $5.7 million ($0.31 per common share) for the same period in 2003.

During the first quarter of 2004, the average exchange rate of the Argentine and Chilean currencies compared to the U.S. dollar appreciated 7% and 20%, respectively, versus the same period in 2003.

CLAXSON
CONSOLIDATED STATEMENTS OF OPERATIONS INFORMATION — BY SEGMENT
(In Thousands of U.S. dollars)

		Operating
		Expenses			Operating
	Net	(before depr.	Depreciation	Total	Income
	Revenues	and amort.)	& Amortization	Expenses	(loss)

For the Three Months Ended March 31, 2004:

Pay TV	$11,345	$9,903	$841	$10,744	$601
Broadcast	8,945	7,550	716	8,266	679
Broadband & Internet	26	261	—	261	(235)
Corporate	—	1,326	—	1,326	(1,326)

Total	$20,316	$19,040	$1,557	$20,597	$(281)

For the Three Months Ended March 31, 2003:

Pay TV	$12,056	$9,515	$754	$10,269	$1,787
Broadcast	6,389	5,623	836	6,459	(70)
Broadband & Internet	28	488	—	488	(460)
Corporate	—	1,419	—	1,419	(1,419)

Total	$18,473	$17,045	$1,590	$18,635	$(162)

“As planned, during the first quarter we focused on reinvesting in the development and marketing of our properties to grow revenue and improve our competitive position for 2004 across the region,” said Roberto Vivo, Chairman and CEO. “We are pleased with the performance of all our business units, in particular Broadcast, where we experienced significant ad revenue growth as a result of higher ratings. In addition, our Pay TV division developed new programming that, together with a larger marketing investment, helped solidify our position in key strategic markets, especially in the adult genre.”

PAY TV

Net revenues for the first quarter of 2004 were $11.3 million, a 6% decrease from net revenues of $12.1 million for the first quarter of 2003. The decrease in net revenues is principally attributable to a $0.7 million decrease in production and other services as a result of the cancellation of the payout and other services provided to Locomotion, as well as an overall slowdown in the language conversion business of The Kitchen, Inc.

Operating expenses (excluding depreciation and amortization) for the first quarter of 2004 were $9.9 million compared to $9.5 million for the same period in 2003. The increase is principally attributed to marketing expenses related to the adult and entertainment brands..

Operating income for the first quarter of 2004 was $0.6 million compared to $1.8 million for the same period in 2003.

On April 28, 2004 Claxson announced the launch of Playboy TV on Digital Plus, the new digital DTH platform resulting from the merger of Canal Satelite Digital and Via Digital, which is controlled by Sogecable, a leading pay TV group in Spain. Playboy TV became part of Digital Plus’ premium offering available to 1.8 million subscribers, who can enjoy a 24/7 customized version of the channel tailored to the needs and tastes of the Spanish audiences.

BROADCAST

Net revenues for the first quarter of 2004 were $8.9 million, a 39% increase from net revenues of $6.4 million for the first quarter of 2003. The increase is partially attributable to improved ratings of Chilevision that enabled the channel to increase its prices, as well as a 20% appreciation in the Chilean peso as compared to 2003.

Operating expenses (excluding depreciation and amortization) for the first quarter of 2004 were $7.6 million compared to $5.6 million for the same period in 2003. The increase is due to the appreciation of the Chilean peso, as well as the increase in production costs as a result of the higher number of original production hours incurred by Chilevision to achieve its ratings growth.

Operating income for the first quarter of 2004 was $0.7 million compared to an operating loss of $0.1 million for the same period in 2003.

BROADBAND & INTERNET

Net revenues for the first quarter of 2004 were $0.03 million, unchanged from the first quarter of 2003.

Operating expenses (excluding depreciation and amortization) for the first quarter of 2004 were $0.3 million compared to $0.5 million for the same period in 2003. The decrease is due to the various cost reductions achieved during 2003.

Operating loss for the first quarter of 2004 was $0.2 million down from a $0.5 million loss for the same period in 2003.

As a result of the efforts to replicate the success of the digital platform in Argentina, the Broadband & Internet Division signed an agreement with Marcos Galassi, a well known Internet entrepreneur in Brazil, to direct the distribution of its digital platform in that market.

The Broadband & Internet Division also announced the renewal of its agreement with Fibertel, the largest broadband provider in Argentina, for another two years. Accordingly, Fibertel started deploying version 4.0 of the ESDC Digital Platform. With this agreement, Claxson is positioned in the pay per view business to market its branded content in broadband networks, including adult content, documentaries and entertainment.

Statement of Cash Flows

As of March 31, 2004, Claxson had a balance of cash and cash equivalents of $5.2 million and $83.9 million in debt, which includes $18.5 million in future interest payments on the 8.75% Senior Notes due in 2010. During the first quarter of 2004 Claxson operating activities generated cash flows of $2.8 million compared to $4.7 million for the same period of 2003. The difference is primarily due to the collection in first quarter of 2003 of certain 2002 receivables. Cash generated from operating activities was primarily used for the payment of debt obligations of $3.7 million, the payment of fees related to the Claxson formation transaction, and for capital expenditures. During the first quarter of 2004, Claxson had a net use of cash of $2.5 million.

About Claxson

Claxson (XSON.OB) is a multimedia company providing branded entertainment content targeted to Spanish and Portuguese speakers around the world. Claxson has a portfolio of popular entertainment brands that are distributed over multiple platforms through its assets in pay television, broadcast television, radio and the Internet. Headquartered in Buenos Aires, Argentina, and Miami, Florida, Claxson has a presence in all key Ibero-American countries, including without limitation, Argentina, Mexico, Chile, Brazil, Spain, Portugal and the United States. Claxson’s principal shareholders are the Cisneros Group of Companies and funds affiliated with Hicks, Muse, Tate & Furst Inc.

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Claxson’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. For a detailed discussion of these factors and other cautionary statements, please refer to Claxson’s annual report on Form 20F filed with the U.S. Securities and Exchange Commission on July 15, 2003.

# # #

Contacts:

Press	Investors
Alfredo Richard	Jose Antonio Ituarte
SVP, Communications	Chief Financial Officer
Claxson	Claxson
305-894-3588	011-5411-4339-3700

— Financial Tables Attached —

CLAXSON
BALANCE SHEETS
(In Thousands of U.S. dollars)

	As of	As of
	March 31,	December 31,
	2004	2003

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$5,163	$7,682
Restricted investments	183	213
Accounts receivable, net	22,998	25,249
Other current assets	7,826	7,409

Total current assets	36,170	40,553

RESTRICTED INVESTMENTS	750	750

PROPERTY AND EQUIPMENT, net	18,295	19,107

PROGRAMMING RIGHTS, net	5,109	4,804

INVESTMENTS IN UNCONSOLIDATED SUBSIDIARIES	1,249	1,061

INVESTMENTS IN EQUITY SECURITIES	67	54

GOODWILL	52,664	53,627

BROADCAST LICENSES	20,124	21,160

OTHER ASSETS	4,063	4,223

TOTAL ASSETS	$138,491	$145,339

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Accounts payable, accrued and other liabilities	$31,111	$30,928
Current portion of programming rights obligations	9,843	10,082
8.75 % Senior Notes Due 2010, including accrued interest	3,618	3,616
11 % Senior Notes Due 2005, including accrued interest	2,993	2,928
6.25 % Senior Notes Due 2013, including accrued interest	34	80
Current portion of long-term debt	7,720	8,033

Total current liabilities	55,319	55,667
LONG-TERM LIABILITIES:
Long-term debt, net of current portion	10,429	12,707
8.75 % Senior Notes Due 2010, including accrued interest	56,188	57,999
6.25 % Senior Notes Due 2013, including accrued interest	2,667	2,666
5 % Senior Notes Due 2008, including accrued interest	246	244
Other long-term liabilities	4,509	4,935

Total long-term liabilities	74,039	78,551

MINORITY INTEREST	814	1,128

SHAREHOLDERS’ EQUITY	8,319	9,993

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$138,491	$145,339

CLAXSON
CONSOLIDATED STATEMENTS OF OPERATIONS
(In Thousands of U.S. dollars, except per share data)

	Three Months Ended
	March 31,

	2004	2003

NET REVENUES:
Subscriber-based fees	$9,511	$9,793
Advertising	9,916	7,026
Production services	611	912
Other	278	742

Total net revenues	20,316	18,473

OPERATING EXPENSES:
Product, content and technology	10,154	8,811
Marketing and sales	4,377	3,380
Corporate and administration	4,509	4,854
Depreciation and amortization	1,557	1,590

Total operating expenses	20,597	18,635

OPERATING LOSS	(281)	(162)

INTEREST EXPENSE	(458)	(658)

OTHER INCOME (EXPENSE), NET	192	(59)

FOREIGN CURRENCY EXCHANGE GAIN	764	7,308

NET GAIN FROM UNCONSOLIDATED AFFILIATES	197	22

PROVISION FOR INCOME TAXES	(260)	(761)

MINORITY INTEREST	27	41

NET INCOME	$181	$5,731

NET INCOME PER COMMON SHARE (Basic and diluted)	$0.01	$0.31

NUMBER OF SHARES USED IN PER SHARE CALCULATIONS (Basic)	19,446	18,678

NUMBER OF SHARES USED IN PER SHARE CALCULATIONS (Diluted)	19,940	18,678

CLAXSON
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In Thousands of U.S. dollars)

	Three Months Ended
	March 31,

	2004	2003

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$181	$5,731
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Amortization of programming rights	1,226	1,078
Share-based compensation	14	13
Depreciation and amortization	1,557	1,590
Interest accrued on notes receivable from shareholders	23	42
Exchange rate gain	(764)	(7,308)
Gain on recovery of negative goodwill	(168)	—
Gain from unconsolidated subsidiaries	(197)	(22)
Minority interest	(27)	(41)
Changes in operating assets and liabilities	921	3,659

Net cash provided by operating activities	2,766	4,742

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of property and equipment	(584)	(608)
Payments for acquisition of minority interest	—	(1,260)
Transaction costs paid	(723)	(924)
Dividends distributions to minority owners of subsidiaries	(285)	—
Investment in unconsolidated subsidiaries	—	(50)
Sale of investment in unconsolidated subsidiary	—	300

Net cash used in investing activities	(1,592)	(2,542)

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayments of short/long-term debt	(3,699)	(2,272)
Proceeds from exercised stock options	48	—

Net cash used in financing activities	(3,651)	(2,272)

EFFECT OF FOREIGN CURRENCY TRANSLATION ON CASH AND CASH EQUIVALENTS	(42)	139

NET DECREASE IN CASH AND CASH EQUIVALENTS	(2,519)	67

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	7,682	8,072

CASH AND CASH EQUIVALENTS, END OF PERIOD	$5,163	$8,139

Item 2. Exhibits

The exhibits listed in the Exhibit Index below are filed with and made a part of this report.

Exhibit Number	Description of Documents

99.1	Certification of Claxson Interactive Group Inc.’s Chief Executive Officer with respect to the financial statements attached as part of Item 1 hereto, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.2	Certification of Claxson Interactive Group Inc.’s Chief Financial Officer with respect to the financial statements attached as part of Item 1 hereto, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CLAXSON INTERACTIVE GROUP INC. (Registrant)
Date: May 21, 2004	By:	/s/ Roberto Vivo-Chaneton
		Name:	Roberto Vivo-Chaneton
		Title:	Chief Executive Officer